UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549-1004

                                   FORM 10-Q

 (Mark One)
 [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 FOR THE QUARTERLY PERIOD ENDED OCTOBER 31, 1993   COMMISSION FILE NUMBER 1-5404

                                       OR

 [ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934


                         PARAMOUNT COMMUNICATIONS INC.

             (Exact name of registrant as specified in its charter)


                      DELAWARE                                                    74-1330475
          (State or other jurisdiction of                             (IRS Employer Identification No.)
           incorporation or organization)


       15 COLUMBUS CIRCLE, NEW YORK, NEW YORK                                     10023-7780
      (Address of principal executive offices)                                    (Zip Code)


        Registrant's telephone number, including area code 212-373-8000.


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes [X]. No [ ].

At December 9, 1993, 121,000,626 shares of the registrant's Common Stock, $1 par value, were outstanding.

                         PARAMOUNT COMMUNICATIONS INC.


                                     INDEX


                                                                                                          PAGE
                                                                                                          ----

PART I. FINANCIAL INFORMATION

       Consolidated Statement of Earnings --
         Three Months and Six Months Ended October 31, 1993 and 1992  . . . . . . . . . . . . . . . .        2

       Management's Discussion and Analysis of
         Financial Condition and Results of Operations  . . . . . . . . . . . . . . . . . . . . . . .        3

       Consolidated Balance Sheet --
         October 31, 1993 and April 30, 1993  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        8

       Consolidated Statement of Cash Flows --
         Six Months Ended October 31, 1993 and 1992   . . . . . . . . . . . . . . . . . . . . . . . .        9

       Notes to Consolidated Financial Statements   . . . . . . . . . . . . . . . . . . . . . . . . .       10

PART II. OTHER INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       13


                         PARAMOUNT COMMUNICATIONS INC.

                         PART I. FINANCIAL INFORMATION

                       CONSOLIDATED STATEMENT OF EARNINGS
                                  (UNAUDITED)



                                                               THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                   OCTOBER 31                      OCTOBER 31
                                                               ------------------             --------------------
                                                               1993          1992             1993            1992
                                                               ----          ----             ----            ----

                                                                               (IN MILLIONS, EXCEPT PER SHARE)

REVENUES  . . . . . . . . . . . . . . . . . . . . . . . .    $1,391.8      $ 1,202.5       $ 2,743.5      $ 2,266.4

Cost of goods sold  . . . . . . . . . . . . . . . . . . .       918.4          727.5         1,760.8        1,356.7
Selling, general and administrative expenses  . . . . . .       313.7          313.6           632.4          591.4
                                                             --------      ---------       ---------      ---------
                                                              1,232.1        1,041.1         2,393.2        1,948.1
                                                             --------      ---------       ---------      ---------
OPERATING INCOME  . . . . . . . . . . . . . . . . . . . .       159.7          161.4           350.3          318.3

Other income (expense)  . . . . . . . . . . . . . . . . .        (2.7)           1.0            (3.5)

Interest and other investment income (expense) -- net
  Interest expense  . . . . . . . . . . . . . . . . . . .       (25.1)         (29.0)          (46.1)         (54.0)
  Interest and other investment income  . . . . . . . . .        17.0           28.6            33.4           64.3
                                                             --------      ---------       ---------      ---------
                                                                 (8.1)          (0.4)          (12.7)          10.3
                                                             --------      ---------       ---------      ---------
EARNINGS BEFORE INCOME TAXES  . . . . . . . . . . . . . .       148.9          162.0           334.1          328.6
Provision for income taxes - Note A . . . . . . . . . . .        52.1           50.8           116.9          103.1
                                                             --------      ---------       ---------      ---------

EARNINGS BEFORE EXTRAORDINARY ITEM  . . . . . . . . . . .        96.8          111.2           217.2          225.5
Extraordinary item -  Note C  . . . . . . . . . . . . . .                       (8.8)                          (8.8)
                                                             --------      ---------       ---------      ---------

NET EARNINGS  . . . . . . . . . . . . . . . . . . . . . .    $   96.8      $   102.4       $   217.2      $   216.7
                                                             ========      =========       =========      =========

Average common and common equivalent
  shares outstanding  . . . . . . . . . . . . . . . . . .                                      120.2          119.4

Earnings per share
  Earnings before extraordinary item  . . . . . . . . . .    $    .80      $     .93       $    1.81      $    1.89
  Net earnings  . . . . . . . . . . . . . . . . . . . . .         .80            .86            1.81           1.82
Cash dividends declared per common share  . . . . . . . .         .20            .20             .40            .40


                See notes to consolidated financial statements.

                         PARAMOUNT COMMUNICATIONS INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

    Paramount Communications Inc. operates in the entertainment and publishing businesses. The following is a comparative summary of operating results for the three and six months ended October 31, 1993 and 1992 (in millions):


                                   THREE MONTHS ENDED OCTOBER 31                    SIX MONTHS ENDED OCTOBER 31
                              -----------------------------------------     -----------------------------------------------
                                                         OPERATING                                          OPERATING
                                  REVENUES                 INCOME                  REVENUES                   INCOME
                              --------------------     ----------------     ----------------------     -------------------
                                1993         1992      1993      1992         1993         1992          1993       1992
                                ----         ----      ----      ----         ----         ----          ----       ----
Entertainment . . . . . .     $  838.6   $   685.8    $ 45.3    $ 53.9       $1,657.4    $ 1,249.1     $ 134.3     $ 114.7
Publishing  . . . . . . .        553.2       516.7     132.1     124.5        1,086.1      1,017.3       251.7       237.0
Corporate Expenses  . . .                              (17.7)    (17.0)                                  (35.7)      (33.4)
                              --------   ---------    ------    ------       --------    ---------     -------     -------
                              $1,391.8   $ 1,202.5    $159.7    $161.4       $2,743.5    $ 2,266.4     $ 350.3     $ 318.3
                              ========   =========    ======    ======       ========    =========     =======     =======

ENTERTAINMENT

    Revenues increased 22%, to $838.6 million from $685.8 million, and 33%, to $1,657.4 million from $1,249.1 million, for the three and six months ended October 31, 1993, respectively, compared with the same prior-year periods. Operating income decreased 16% in the current three months but increased 17% for the six months ended October 31, 1993, compared with the same prior-year periods. Results for the current six-month period included significant seasonal contributions from Paramount Parks, the Company's theme park operations, which were acquired in the fall of 1992.

Features

    Revenues from features product decreased 3% in the current three months, to $257.1 million from $264.8 million, but increased 3%, to $582.7 million from $563.3 million, for the six months ended October 31, 1993, compared with the same prior-year periods. Theatrical revenues increased 31% and 43% for the three and six months ended October 31, 1993, respectively, led by the continued domestic and the international box office success of The Firm and the international performances of Indecent Proposal and Sliver. In addition, the current six-month period benefited from the domestic theatrical success of Indecent Proposal. Home video revenues decreased 16% and 18% for the three- and six-month current-year periods, respectively, because of the absence of a significant sell-through title included in the prior-year periods. However, the current periods included contributions from the domestic videocassette release of Indecent Proposal and the continued domestic and foreign success of Patriot Games and Boomerang, along with increased sales from various sell-through promotional programs. Pay cable revenues declined 31% and 12% for the current three- and six-month periods because of a weaker mix of newly available titles compared with the same prior-year periods. Revenues from network and domestic and international syndication sales of features product rose 51% and 29% for the three and six months ended October 31, 1993, respectively, because of the availability of more successful titles.

    Features posted an operating loss for the three months ended October 31, 1993, compared with operating income for the comparable prior-year period, and operating income declined 52% for the current six-month period. Theatrical results declined because of higher feature write-downs in the current-year periods, primarily related to the releases of Searching for Bobby Fischer, The Thing Called Love, Bopha! and Coneheads, as well as higher scenario reserves. Home video operations registered lower profits in the current-year periods principally due to the decline in revenues and a less profitable mix of titles. Pay cable results were flat for the current quarter ended October 31, 1993, but increased in the current six months primarily because of an improved overall profit rate on library titles. Operating income from network features and domestic and international features syndication increased in the current-year periods because of higher revenues along with a more profitable mix of titles.

Television

    Television programming revenues increased 30%, to $293.4 million from $225.9 million, and 34%, to $451.5 million from $336.1 million, in the three and six months ended October 31, 1993, respectively, compared with the same prior-year periods. Revenues from network series increased 54% and 73%, respectively, in the current-year periods because of contributions from the domestic licensing of Wings to USA Network, higher network license fees driven by increased series production and increased syndication sales of network library titles. Revenues from first-run series increased slightly for the

                         PARAMOUNT COMMUNICATIONS INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


three months ended October 31, 1993, but were up 13% in the current six-month period; contributions from Star Trek: Deep Space Nine and the John & Leeza Show were largely offset by lower revenues from The Arsenio Hall Show.

    Television programming operating income increased 21% for the current three months but declined 2% in the six months ended October 31, 1993. Operating income from network series rose because of higher profitability of Cheers. First-run series operating income declined, as higher profits from Star Trek:
The Next Generation and Entertainment Tonight, along with contributions from Star Trek: Deep Space Nine were more than offset by lower results from The Arsenio Hall Show and increased investments in new programming.

Station and Network

    Operating income at the Station and Network group increased 30% in the three months but declined 15% in the six months ended October 31, 1993. Paramount Stations Group registered higher profits principally due to an increase in revenues of 22%, to $50.9 million from $41.8 million, and 18%, to $96.7 million from $82.2 million, in the current-year three- and six-month periods, respectively, resulting from higher advertising sales as well as contributions from the September 1993 acquisition of WKBD-TV in Detroit. At USA Networks, the Company's jointly-owned cable operations, operating income declined in the current-year periods primarily because of higher programming costs and the underperformance of certain programs at USA Network, along with continued start-up costs incurred for the Sci-Fi Channel.

Theaters

    Theatrical exhibition revenues increased 28%, to $47.2 million from $36.9 million, and 8%, to $90.8 million from $84.4 million, for the three and six months ended October 31, 1993, respectively. Revenues at Famous Players, the Company's Canadian chain, increased 23% and 3%, respectively, in the current year periods because of attendance gains driven by improved product. Operating results at Cinamerica, the Company's 50%-owned domestic theater operation, increased in the current periods because of higher attendance and lower operating expenses. International theater operations, which are primarily jointly-owned, recorded higher operating income, principally because of increased attendance levels in the United Kingdom and Germany. Overall theatrical exhibition operating income increased significantly for the current quarter and by 156% for the current six months, primarily because of the attendance-driven increase in revenues and lower operating expenses.

Madison Square Garden

    Revenues for Madison Square Garden increased by 26%, to $63.2 million from $50.2 million, and 17%, to $120.8 million from $103.1 million in the current-year three- and six-month periods, respectively. The sports teams' revenues increased modestly in the current quarter, but increased 27% for the current six months led by higher Knickerbocker playoff revenues; revenues for the Rangers increased slightly in the current six-month period due to the receipt of expansion revenues, partially offset by the absence of playoff revenue. The current periods also included higher revenue from an increased number of live entertainment events in the Arena, increased MSG Network affiliate and advertising sales and greater concession revenues, while the current six months were negatively impacted by the absence of revenues from the Democratic National Convention recognized in the same prior-year period.

    Operating losses decreased 9% in the current quarter but increased 2% for the six months ended October 31, 1993. The current periods included higher income from the increase in concession revenues along with higher profits at MSG Network because of the increase in revenues, which were partially offset by an increase in programming and operating expenses. These results were partially offset in the current quarter, and more than offset in the current six months, by an increase in operating losses from the Knickerbockers, where higher team compensation and operating expenses exceeded revenue gains achieved.

Paramount Parks

    Revenues for Paramount Parks, which were acquired in several transactions during the quarters ended October 31, 1992 and July 31, 1993, increased to $115.2 million and $301.4 million in the current-year periods from $56.1 million in each of the prior-year periods. Operating income increased in the current-year periods reflecting the inclusion of a full six months of operations versus a partial three-month period in the prior year.

                         PARAMOUNT COMMUNICATIONS INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


PUBLISHING

    Publishing revenues of $553.2 million and $1,086.1 million in the current three- and six-month periods, respectively, reflect 7% increases over revenues of $516.7 million and $1,017.3 million in the comparable prior-year three- and six-month periods, respectively, while operating income rose 6% in the current-year periods.

Consumer

    Revenues increased 10%, to $146.1 million from $132.6 million, and 7%, to $235.3 million from $220.2 million, in the current three- and six-month periods, compared with the same prior-year periods. Revenues increased in the current three and six months at the Simon & Schuster trade division and at Pocket Books due primarily to contributions from initial hardcover releases, and in the current six-month period because of higher backlist hardcover sales at the trade division and paperback releases at Pocket Books. Additionally, consumer publishing benefited in the current-year periods from higher sales at Paramount Publishing New Media, primarily from the audio releases of successful Pocket Book titles and higher international revenues partially offset by weaker backlist demand for reference and children's books.

    Consumer publishing posted 30% and 36% higher operating income in the current three- and six-month periods, respectively, as increased revenues along with lower product support expenses were partially offset by higher product development and operating expenses.

Business, Technical and Professional

    Revenues declined 4% in the current year periods, to $101.9 million in the current-year quarter from $105.8 million in the prior-year quarter, and to $168.7 million in the current six months from $175.0 million for the prior six-month period. Lower sales of multimedia programs, timing of the release of annual tax products and lower subscription sales were partially offset by increased sales of computer titles, self-improvement products and higher revenues from business seminars.

    Operating income decreased 13% and 38%, respectively, in the three- and six-months ended October 31, 1993, because of lower revenues and increased product support expenses partially offset by lower product development and operating expenses.

Education

    Revenues increased 15%, to $260.7 million from $226.8 million, and 11%, to $595.3 million from $535.7 million, in the three and six months ended October 31, 1993, respectively, compared with the same prior-year periods. Elementary education revenues rose 11% for the quarter, to $85.3 million from $76.8 million in the prior-year quarter, while the six months revenues increased 5%, to $221.8 million from $212.0 million in the prior six-month period. Revenues were higher primarily because of increased adoption opportunities and the introduction of new reading, social studies and religion products, along with higher sales of workbooks and kits. Secondary education revenues rose 19%, to $55.6 million in the current quarter from $46.7 million in the prior-year quarter, while the current six-month revenues increased 18%, to $132.9 million from $112.7 million in the prior six-month period. The increased revenues are primarily attributable to the successful launch of the latest science, language arts and social studies programs, particularly in California, Virginia and Texas, respectively. Revenues at higher education rose 11%, to $87.1 million from $78.8 million, and 9%, to $184.6 million from $169.1 million, for the current three and six months, respectively, compared with the same prior-year periods, primarily from the success of new editions in the social science, humanities and education disciplines, along with volume-incentive programs. Educational technology revenues increased 34% in the three- and six-month periods, to $32.7 million and $56.0 million, respectively, compared with $24.5 million and $41.9 million, respectively, in the prior-year three- and six-month periods. The revenues increased principally because of higher sales of computer learning stations and related software products.

    Operating income rose 35% and 20%, respectively, in the three- and six-month periods as increased revenues and lower operating expenses were partially offset by increased product support expenses.

                         PARAMOUNT COMMUNICATIONS INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

International

    Revenues of $52.5 million in the current quarter and $101.8 million in the current six months reflect an increase of 12% and 11%, respectively, as compared with revenues of $46.9 million and $91.7 million, respectively, in the prior-year three- and six- month periods. Sales gains at all units, led by Asia, United Kingdom Academic, Mexico and Australia, were largely attributable to increased adoptions and improved sales of computer books.

    Operating income improved 22% and 11%, respectively, in the three and six months ended October 31, 1993, because of higher revenues, partially offset by increased product support and development and operating expenses.

    Additionally, overall publishing operations reflect higher corporate administrative expenses.

INTEREST AND OTHER INVESTMENT INCOME (EXPENSE) -- NET

    Earnings for the current-year periods reflect net interest and other investment expense of $8.1 million and $12.7 million, compared with net interest and other investment expense of $0.4 million for the prior-year three-month period and net interest and other investment income of $10.3 million in the prior-year six-month period. This decrease stems primarily from lower interest and other investment income because of lower average cash equivalents and short-term investments and interest rates. The lower average cash equivalents and short-term investments were primarily a result of acquisitions and the funding of the working capital requirements of the Company. The decrease in interest and other investment income was partially offset by lower interest expense, which included lower effective interest rates on the Company's debt.

OTHER

    The effective rate for income taxes was 35% in the six months ended October 31, 1993 compared with a 31.4% rate (as restated - see below) for the comparable prior-year period. The increase is the result of the amount of foreign income subject to tax at lower foreign rates as a percentage of total worldwide income and increases in income subject to federal, state and local income taxes. Corporate expenses for the current-year periods include costs related to the start-up of the Paramount Technology Group, a new business unit responsible for the integration of emerging technologies, including new product development, throughout the Company's entertainment and publishing operations.

LIQUIDITY AND CAPITAL RESOURCES

    The Company depended primarily on internal cash flow and external borrowings to finance its operations during the six months ended October 31, 1993, and expects to continue to do so. In May 1993, the Company purchased the remaining 80% it did not own of Canada's Wonderland, Inc., later renamed Paramount Canada's Wonderland, Inc., a Canadian theme park, for approximately $52 million. The Company subsequently liquidated Paramount Canada's Wonderland debt obligations of approximately $31 million. In June 1993, the Company agreed to sell Prentice Hall Legal and Financial Services, Prentice Hall Legal Practice Management and Prentice Hall Professional Software, three of its Publishing software and information services units, to Information America, Inc. This agreement was terminated in October 1993. In September 1993, the Company purchased television station WKBD-TV in Detroit from Cox Enterprises Inc. for approximately $105 million. In November 1993, the Company entered into an agreement to purchase Macmillan Publishing Company and certain other assets of Macmillan Inc., a leading book publisher, for approximately $553 million. The transaction is expected to close in early 1994.

    The Company and BHC Communications, Inc., which is majority-owned by Chris-Craft Industries, Inc., have agreed to form a joint venture to be known as the Paramount Television Network which will provide prime-time television programming primarily to broadcast affiliates nationwide in competition with the three major networks and the Fox Broadcasting Network. Subject to certain conditions, the network is expected to begin operations in January 1995.

    In July 1993, the Company redeemed $100 million of 8 1/2% senior notes due 1996. Also, in July 1993, the Company completed a public offering of $150 million of 5 7/8% senior notes due 2000 and $150 million of 7 1/2% senior debentures due 2023. A portion of the net proceeds was used to refinance the previously mentioned redemption of the Company's 8 1/2% senior notes. The remainder of such proceeds were used to fund the acquisitions of television station WKBD-TV in Detroit and the remaining 80% interest in Paramount Canada's Wonderland theme park. Total debt as a percentage of total capitalization increased from 17% at April 30, 1993 to 20% at October 31, 1993. In the past, the Company has been able to increase its borrowings as required and expects to be able to continue to do so.

                         PARAMOUNT COMMUNICATIONS INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    Trade receivables increased at October 31, 1993, compared to April 30, 1993 by 28%, which is principally attributable to the Company's publishing operations. Educational publishing, which normally contributes more than half of annual publishing revenues, records most of its sales in the Company's July and October quarters, corresponding to the typical school-year buying cycle.
In addition, trade receivables increased in the Company's entertainment operations largely because of the commencement of domestic syndication contracts for major television programs in the quarter coupled with pre-Christmas videocassette sales.

    The balance sheet at October 31, 1993, reflects the acquisitions of the remaining 80% interest in Paramount Canada's Wonderland theme park and television station WKBD-TV in Detroit, which contributed to changes in certain balance sheet accounts as compared to April 30, 1993.

ACCOUNTING CHANGE

    In February 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Effective May 1, 1993, the Company adopted the provisions of this standard by restating its prior period financial statements beginning November 1, 1988. The effect of adopting SFAS No. 109 was to increase earnings before extraordinary item and net earnings by $1.0 million ($.01 per share) and $2.0 million ($.02 per share) for the three and six months ended October 31, 1992, respectively.

    Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS No. 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the differences originated.

EFFECTS OF ACCOUNTING FOR POSTEMPLOYMENT BENEFITS

    In November 1992, the FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which is effective for the Company in the year ending April 30, 1995. Under this statement, the cost of benefits provided to employees after employment but before retirement is to be recognized in the financial statements on an accrual basis during the service period of the employee. It is expected that implementation of this statement will not have a material impact on the financial statements of the Company.

ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES

    In May 1993, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which is effective for the Company in the year ending April 30, 1995. This statement sets forth the accounting for certain investments in debt and equity securities based upon management's ability and intent, at the time of purchase, to trade, hold to maturity or make available for sale such investments. The effect of this statement at the time of adoption will depend upon the Company's ability and intent with respect to such investments.

EFFECTS OF BUDGET RECONCILIATION ACT OF 1993

    In August 1993, the Budget Reconciliation Act of 1993 (the "Act") was enacted into law. One of the provisions of the Act increased the corporate income tax rate to 35% effective January 1, 1993. This increase, from the previous 34% rate, had no material effect on the Company. The Company expects to benefit from a section of the Act permitting tax deductions derived from the amortization of certain intangible assets acquired after July 25, 1991, which deductions have not previously been claimed on tax returns filed by the Company. However, the Company believes that any tax benefits generated by the amortization of intangible assets previously acquired by it will not be material.

    Furthermore, to the extent that the Company is affected by several other provisions of the Act, the results should not be material.

                         PARAMOUNT COMMUNICATIONS INC.

                           CONSOLIDATED BALANCE SHEET

                                                                                           OCTOBER 31         APRIL 30
                                                                                             1993               1993
                                                                                             ----               ----
                                                                                          (UNAUDITED)          (NOTE)
                                                                                                  (IN MILLIONS)
                            ASSETS
CURRENT ASSETS
   Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  380.6          $  372.6
   Short-term investments   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       626.5             569.7
   Trade receivables  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,062.2             829.6
   Inventories - Note D   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       633.7             617.3
   Prepaid income taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       135.4             131.7
   Prepaid expenses and other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       402.9             400.2
                                                                                           --------          --------

      TOTAL CURRENT ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3,241.3           2,921.1

PROPERTY, PLANT AND EQUIPMENT
   Land   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       252.3             210.8
   Buildings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       604.5             591.4
   Machinery, equipment and other . . . . . . . . . . . . . . . . . . . . . . . . . . .       715.4             606.9
                                                                                           --------          --------
                                                                                            1,572.2           1,409.1
      Less allowance for depreciation . . . . . . . . . . . . . . . . . . . . . . . . .       382.4             336.1
                                                                                           --------          --------
                                                                                            1,189.8           1,073.0
OTHER ASSETS
   Investment in affiliated companies . . . . . . . . . . . . . . . . . . . . . . . . .       247.5             243.9
   Noncurrent receivables and inventories - Note D  . . . . . . . . . . . . . . . . . .       774.5             689.8
   Intangible assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,560.3           1,517.5
   Deferred costs and other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       432.1             429.5
                                                                                           --------          --------
                                                                                            3,014.4           2,880.7
                                                                                           --------          --------
                                                                                           $7,445.5          $6,874.8
                                                                                           ========          ========
   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Current maturities of long-term debt . . . . . . . . . . . . . . . . . . . . . . . .    $   10.1          $  109.8
   Trade accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       196.5             194.7
   Income taxes payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        64.5              26.6
   Accrued expenses and other   . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,170.5           1,128.4
                                                                                           --------          --------
      TOTAL CURRENT LIABILITIES . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,441.6           1,459.5

DEFERRED LIABILITIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       871.2             805.9
LONG-TERM DEBT, net of current maturities   . . . . . . . . . . . . . . . . . . . . . .     1,002.9             707.3
STOCKHOLDERS' EQUITY
   Common Stock, recorded at $1.00 par value; 600,000,000 shares authorized; shares outstanding, 119,585,360 at October 31, 1993
      (excluding 28,280,016 shares held in treasury) and 118,199,396 at
      April 30, 1993 (excluding 29,665,980 shares held in treasury) . . . . . . . . . .       119.6             118.2
   Paid-in surplus  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       778.1             712.8
   Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3,252.2           3,082.5
   Cumulative translation adjustments . . . . . . . . . . . . . . . . . . . . . . . . .       (20.1)            (11.4)
                                                                                           --------          --------
                                                                                            4,129.8           3,902.1
                                                                                           --------          --------
                                                                                           $7,445.5          $6,874.8
                                                                                           ========          ========

Note:  Derived from audited financial statements.

                See notes to consolidated financial statements.

                         PARAMOUNT COMMUNICATIONS INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)


                                                                                                SIX MONTHS ENDED
                                                                                                   OCTOBER 31
                                                                                              ----------------------
                                                                                              1993              1992
                                                                                              ----              ----
                                                                                                 (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
   Earnings before extraordinary item . . . . . . . . . . . . . . . . . . . . . . . . .    $  217.2          $  225.5
   Non-cash expenses
      Depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        60.0              36.5
      Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1.9              (4.2)
      Amortization of intangible assets . . . . . . . . . . . . . . . . . . . . . . . .        43.5              40.4
      Amortization of pre-publication costs . . . . . . . . . . . . . . . . . . . . . .        59.3              63.5
   Undistributed net earnings of unconsolidated affiliates  . . . . . . . . . . . . . .       (10.7)             (5.6)
   Theatrical and television inventories and broadcast rights . . . . . . . . . . . . .
      Gross additions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (629.6)           (437.6)
      Amortization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       570.3             421.0
   Increase in network features and syndication licenses  . . . . . . . . . . . . . . .       (65.4)            (11.7)
   Increase in pre-publication costs  . . . . . . . . . . . . . . . . . . . . . . . . .       (40.9)            (42.8)
   Increase in trade receivables  . . . . . . . . . . . . . . . . . . . . . . . . . . .      (220.4)           (171.1)
   Decrease in inventories (other than theatrical and television)   . . . . . . . . . .        31.8              31.3
   Increase in prepaid expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (0.6)            (44.6)
   Increase (decrease) in trade accounts payable    . . . . . . . . . . . . . . . . . .        (0.7)             11.9
   Increase in income taxes payable . . . . . . . . . . . . . . . . . . . . . . . . . .        37.9              54.1
   Increase in accrued expenses and other . . . . . . . . . . . . . . . . . . . . . . .       106.3              54.0
   Other -- net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        39.5              18.0
                                                                                           --------          --------

      NET CASH FLOWS PROVIDED FROM OPERATING ACTIVITIES   . . . . . . . . . . . . . . .       199.4             238.6

CASH FLOWS FROM INVESTMENT AND OTHER ACTIVITIES
   Expenditures for property, plant and equipment (excluding capitalized leases)  . . .       (73.9)            (51.2)
   Proceeds on disposal of property, plant and equipment  . . . . . . . . . . . . . . .         4.7               6.6
   Purchase price of acquired businesses (net of acquired cash) . . . . . . . . . . . .      (157.3)           (423.6)
   Increase in investment in affiliated companies . . . . . . . . . . . . . . . . . . .        (7.9)             (2.5)
   Decrease (increase) in short-term and other investments  . . . . . . . . . . . . . .      (131.9)             94.7
   Decrease in investments maturing after one year  . . . . . . . . . . . . . . . . . .                          23.5
   Decrease in notes receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1.3               4.2
                                                                                           --------          --------

      NET CASH FLOWS USED FOR INVESTMENT AND OTHER ACTIVITIES   . . . . . . . . . . . .      (365.0)           (348.3)

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds of long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       298.8             246.7
   Payments of long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (136.7)           (181.2)
   Loss on early extinguishment of debt . . . . . . . . . . . . . . . . . . . . . . . .                         (13.4)
   Issuance of Common Stock (excluding grants to employees) . . . . . . . . . . . . . .        58.9              14.0
   Acquisition of stock for the treasury  . . . . . . . . . . . . . . . . . . . . . . .                         (48.5)
   Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (47.4)            (47.3)
                                                                                           ---------         --------

      NET CASH FLOWS PROVIDED FROM (USED FOR) FINANCING ACTIVITIES  . . . . . . . . . .       173.6             (29.7)
                                                                                           --------          --------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  . . . . . . . . . . . . . . . . . . .         8.0            (139.4)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR  . . . . . . . . . . . . . . . . . . . .       372.6             463.7
                                                                                           --------          --------

CASH AND CASH EQUIVALENTS AT END OF PERIOD  . . . . . . . . . . . . . . . . . . . . . .    $  380.6          $  324.3
                                                                                           ========          ========

                See notes to consolidated financial statements.

                         PARAMOUNT COMMUNICATIONS INC.

                  NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A -- BASIS OF PRESENTATION

    The accompanying consolidated financial statements of Paramount Communications Inc. and its consolidated subsidiaries (Company) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results of operations of any interim period are subject to year-end audit and adjustments, and are not necessarily indicative of the results of operations for the fiscal year. For further information, refer to the consolidated financial statements and accompanying footnotes included in the Company's transition report on Form 10-K for the six months ended April 30, 1993, as amended.

Accounting Change

    In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Effective May 1, 1993, the Company adopted the provisions of this standard by restating its prior period financial statements beginning November 1, 1988. The effect of adopting SFAS No. 109 was to increase earnings before extraordinary item and net earnings by $1.0 million ($.01 per share) and $2.0 million ($.02 per share) for the three and six months ended October 31, 1992, respectively.

    Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS No. 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the differences originated.

NOTE B -- ACQUISITION AND DISPOSITION OF BUSINESSES

    In May 1993, the Company purchased the remaining 80% it did not own of Canada's Wonderland, Inc., later renamed Paramount Canada's Wonderland, Inc., a Canadian theme park, for approximately $52 million. In June 1993, the Company agreed to sell Prentice Hall Legal and Financial Services, Prentice Hall Legal Practice Management and Prentice Hall Professional Software, three of its Publishing software and information services units, to Information America, Inc. This agreement was terminated in October 1993. In September 1993, the Company purchased television station WKBD-TV in Detroit from Cox Enterprises Inc. for approximately $105 million. In November 1993, the Company entered into an agreement to purchase Macmillan Publishing Company and certain other assets of Macmillan Inc., a leading book publisher, for approximately $553 million. The transaction is expected to close in early 1994.

    The Company and BHC Communications, Inc., which is majority-owned by Chris-Craft Industries, Inc., have agreed to form a joint venture to be known as the Paramount Television Network which will provide prime-time television programming primarily to broadcast affiliates nationwide in competition with the three major networks and the Fox Broadcasting Network. Subject to certain conditions, the network is expected to begin operations in January 1995.

    In August and October 1992, the Company acquired Kings Entertainment Company and Kings Island Company, respectively, later renamed Paramount Parks, which own and operate regional theme parks, for a total of approximately $400 million.

    During the periods ended October 31, 1993 and 1992, the Company also acquired or sold certain other businesses. The contributions of these businesses in the aggregate were not significant to the Company's results of operations for the periods presented, nor are they expected to have a material effect on the Company's results on a continuing basis.

                         PARAMOUNT COMMUNICATIONS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE C -- EXTRAORDINARY ITEM

    In September 1992, the Company redeemed $175 million of 9 3/4% senior debentures due 2016 for $1,061.25 per $1,000 principal amount. The premium paid by the Company and the write-off of related unamortized discount and issuance costs resulted in a loss of $8.8 million, net of an income tax benefit of $4.6 million.

NOTE D -- INVENTORIES

    Inventories are stated as follows (in millions):

                                                                                           OCTOBER 31         APRIL 30
                                                                                              1993              1993
                                                                                              ----              ----
Current
   Lower of cost or net realizable value
      Finished goods  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   225.3         $   248.3
      Work in process . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         11.2              12.8
      Materials and supplies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         24.5              29.5
                                                                                           ---------         ---------
                                                                                               261.0             290.6
   Theatrical and television productions
      Released  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        164.5             176.9
      Completed, not released . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         51.4              32.7
      In process and other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        108.3              61.8
                                                                                           ---------         ---------
                                                                                               324.2             271.4

   Broadcast rights.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         48.5              55.3
                                                                                           ---------         ---------
                                                                                               633.7             617.3
Noncurrent
   Theatrical and television productions
      Released  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         96.1             155.3
      In process and other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        315.6             247.0
                                                                                           ---------         ---------
                                                                                               411.7             402.3
   Broadcast rights   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        128.9             107.0
                                                                                           ---------         ---------
                                                                                               540.6             509.3
                                                                                           ---------         ---------
                                                                                           $ 1,174.3         $ 1,126.6
                                                                                           =========         =========

NOTE E -- TENDER OFFERS

    On October 25, 1993, Viacom Inc. (Viacom) commenced a tender offer for 51% of the outstanding shares of Common Stock of the Company at a price of $80 per share in cash, which offer, as subsequently revised, provides for the purchase of 51% of the shares at a price of $85 per share in cash (as so revised, the "Viacom Offer"). The Viacom Offer is being made pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of October 24, 1993, as subsequently amended (the "Restated Merger Agreement"), between Viacom and the Company, which amended and restated in its entirety the Agreement and Plan of Merger, dated as of September 12, 1993, between Viacom and the Company.

    The Viacom Offer and the Restated Merger Agreement contemplate the merger (the "Viacom Second - Step Merger") of the Company with Viacom on the terms, and subject to the conditions, set forth in the Restated Merger Agreement. In the Viacom Second-Step Merger, each remaining share of Common Stock would be converted into the right to receive (i) 0.20408 shares of Viacom Class A Common Stock, (ii) 1.08317 shares of Viacom Class B Common Stock and (iii) 0.30408 shares of a new series of Viacom cumulative convertible exchangeable preferred stock (the "Viacom Merger Stock Consideration").

                         PARAMOUNT COMMUNICATIONS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    The Restated Merger Agreement contemplates that if the Viacom Offer is not consummated and certain other conditions are satisfied, the Company will be merged with Viacom on alternate terms (the "Viacom Alternate Merger"). In the Viacom Alternate Merger, each share will be converted into the right to receive, at each stockholder's election, either (i) the Viacom Merger Stock Consideration or (ii) $85 in cash. If either alternative is oversubscribed, stockholders will receive part of their consideration in cash or stock, as the case may be.

    Pursuant to the Restated Merger Agreement, a special meeting of the Company's common stockholders will be called to act on the Viacom Second-Step Merger or the Viacom Alternate Merger. The approval of holders of a majority of all outstanding shares is required to approve either of the Viacom Second-Step Merger or the Viacom Alternate Merger. In addition, consummation of the Merger is subject to certain conditions, including receipt of regulatory approvals.

    If the Restated Merger Agreement is terminated under certain limited circumstances, Viacom will be entitled to a termination payment of $100 million. In addition, the Company has granted Viacom an option to purchase up to 23,699,000 shares of Common Stock at an exercise price of $69.14 per share, pursuant to a stock Option Agreement, dated as of September 12, 1993, as subsequently amended (the "Stock Option Agreement"), between the Company and Viacom. Under the Stock Option Agreement, Viacom also has the right to cause the Company to pay, in consideration for the cancellation of the option, an amount equal to the excess of the then current market price of the shares over the $69.14 exercise price multiplied by the number of shares as to which the option is exercisable. Viacom's rights under the Stock Option Agreement will become exercisable upon the same conditions triggering the termination fee under the Restated Merger Agreement.

    On October 27, 1993, QVC Network, Inc. (QVC) commenced an unsolicited tender offer for approximately 51% of the Common Stock at a price of $80 per share in cash, which offer, as subsequently revised, provides for the purchase of approximately 51% of the Common Stock at a price of $90 per share in cash (the "QVC Offer"). Although there is no binding agreement between QVC and the Company with respect to a merger of the two entities, QVC has stated its intention, if it acquires 51% of the Common Stock, to effect a second-step merger wherein each share of Common Stock would be exchanged for (i) 1.43 shares of QVC common stock and (ii) 0.32 shares of a new series of QVC cumulative convertible exchangeable preferred stock.

    QVC commenced litigation in Delaware State Court, and on December 9, 1993 the Delaware Supreme Court affirmed the order of the Delaware Chancery Court granting QVC's motion for a preliminary injunction prohibiting the Company from amending the Company's Shareholder Rights Plan or taking other action to permit completion of the currently pending Viacom Offer and related merger and denying Viacom the ability to exercise its rights pursuant to the Stock Option Agreement described above.

    On December 13, 1993 the Company's Board of Directors adopted procedures for the purpose of considering any proposals to acquire the Company. Proposals are required to be delivered no later than 4:00 p.m., New York City time on Monday, December 20, 1993, unless extended. The Company's Board also determined that, under the current circumstances, it is unable to take a position with respect to whether stockholders should accept or reject either the QVC Offer or the Viacom Offer and requested that the Company's stockholders take no action with respect to either the QVC Offer or the Viacom Offer until they have been further advised of the Board's positions.

                         PARAMOUNT COMMUNICATIONS INC.

                           PART II. OTHER INFORMATION

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K.

(a)      Exhibits -- None

(b)      Reports on Form 8-K  -- The following report on Form 8-K was filed during the three months ended October 31, 1993:

           (i) The registrant filed a Current Report on Form 8-K, dated September 15, 1993, in respect of a merger agreement between the registrant and Viacom Inc. The items reported in such Current Report were Item 5 (Other Events) and Item 7 (Exhibits).


                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  PARAMOUNT COMMUNICATIONS INC.



Date:   December 14, 1993         By: /s/ Ronald L. Nelson
                                  ------------------------------
                                          Ronald L. Nelson
                                      Executive Vice President
                                     and Chief Financial Officer
                                      (Principal Financial and
                                         Accounting Officer)